New Found Gold Expands Dropkick Zone over an 815 m Strike Length:

29.2 g/t Au over 9.25 m and 20.9 g/t Au over 11.10 m

Vancouver, BC, October 30, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce new drill results from exploration drilling at AFZ Peripheral ("AFZP") as part of the Company's ongoing 2025 drill program on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada.

Highlights include:

  Dropkick zone ("Dropkick") step-out program, west of the Appleton Fault Zone ("AFZ"):
    29.2 g/t Au1 over 9.25 m2 (NFGC-25-2317)
    20.9 g/t Au over 11.10 m (NFGC-25-2390)
    8.31 g/t Au over 18.20 m (NFGC-25-2394)
    4.55 g/t Au over 28.55 m (NFGC-25-2408)
  Dropkick east of the AFZ:
    7.20 g/t Au over 10.15 m (NFGC-25-2448)
  Blue Jay zone ("Blue Jay") follow-up program:
    84.4 g/t Au over 2.00 m (NFGC-25-2373)
    2.94 g/t Au over 16.00 m (NFGC-25-2352)

Melissa Render, President of New Found Gold stated: "In late 2024, we made a high-grade discovery at Dropkick in the AFZ Peripheral area at Queensway. Initial 2025 drill results have expanded the mineralized footprint at Dropkick to 815 m along strike and to a depth of 285 m. Importantly, the zone remains open along strike and to depth. New results confirm the presence of high-grade mineralization and current exploration is focused on its expansion.

Located along the AFZ, 11 km north of AFZ Core, Dropkick clearly demonstrates the camp potential in our substantial landholdings at Queensway. We look forward to continuing to drill test Dropkick and other exciting new discoveries as part of our 2025 exploration program", continued Ms. Render.

The results reported herein include step-out drilling at Dropkick, a zone of high-grade mineralization discovered in Q4/24 (see the New Found Gold news releases dated February 11, 2025 and May 21, 2025) as well as reconnaissance drilling targeting a significant Au-in-soil and gold-in-rotary air blast ("RAB") anomaly at Blue Jay (Figure 2).

___________________________

1 g/t Au= grams of gold per tonne

2 m = metres

This news release includes results from 9,477 m of drilling in 30 diamond drill holes ("DDH") completed in Q3/25 as part of exploration drilling programs at AFZ Peripheral ("AFZP"). Drill highlights, along with details from all 30 DDH, in this news release are included in Tables 1 to 3 below.

Dropkick

The primary objective of the ongoing 2025 drilling at Dropkick is to expand this zone of high-grade mineralization located at AFZ Peripheral, approximately 11 km north of AFZ Core (Figure 1). Initial results from 2024 drilling were received after the database was closed for the Company's initial mineral resource estimate ("MRE", see the New Found Gold news release dated March 24, 2025) and are therefore not included in the initial MRE. Step-out drilling is focused on expanding the gold-bearing Dropkick fault zone along strike both to the north and towards the south.

Building on the high-grade discovery at Dropkick in Q4/25, highlights from the first holes from the 2025 program include:

  29.2 g/t Au over 9.25 m (NFGC-25-2317),
  20.9 g/t Au over 11.10 m (NFGC-25-2390),
  8.31 g/t Au over 18.20 m (NFGC-25-2394),
  4.55 g/t Au over 28.55 m (NFGC-25-2408)

These intercepts occur in the southwest extent of the Dropkick fault zone in a domain of high-grade mineralization discovered in Q4/24. Continued exploration drilling in 2025 has successfully extended the high-grade mineralization from surface to a vertical depth of 285 m and across a strike length of 75 m (Figures 2 and 3). Ongoing step-out drilling both on the northern and southern boundaries has expanded mineralization associated with the Dropkick fault zone across a strike length of 815 m.

Dropkick is open along strike and at depth and additional drilling is planned to continue to test the extent and tenor of this high-grade zone.

A further 150 m to the south, step-out drilling testing within the prospective window surrounding the AFZ and the southern extension of Dropkick intersected 7.20 g/t Au over 10.15 m (NFGC-25-2448) on the east side of the AFZ. This is the first drill hole in the area, and follow-up drilling is planned.

The Dropkick zone is the most northern gold discovery found to date along the AFZ. It is located 11 km northeast of the AFZ Core area (Figure 1) and exhibits characteristics similar to the primary discovery area indicating that the gold mineral system at Queensway spans a considerable distance to the north.

Figure 1: Plan view map of Queensway North with location of Dropkick and Blue Jay at AFZP.

Figure 2: Plan 3D view of Dropkick and Blue Jay at AFZP.

Figure 3: Longitudinal section 3D view of Dropkick and Blue Jay (looking southeast).

Blue Jay (AFZ Peripheral Reconnaissance)

Located between Dropkick and the Pistachio zone along the AFZ at AFZP, continued reconnaissance drilling targeting a gold-arsenic soil anomaly and gold-in-RAB has delivered encouraging results, including:

  84.4 g/t Au over 2.00 m (NFGC-25-2373) and
  2.94 g/t Au over 16.00 m (NFGC-25-2352)

These results follow-up initial Q4/24 drilling that included 6.44 g/t Au over 2.95 m (NFGC-24-2212) and visible gold in two of the four holes drilled (see the New Found Gold news release dated May 21, 2025).

Drilling to date has intersected a series of brittle structures and broad low-grade mineralization with localized high-grade zones, including coarse gold in quartz veins that extends across an area approximately 250 m by 50 m. The source of the soil anomaly has not yet been identified and the Company intends to evaluate these results to guide follow-up work.

Looking Ahead

The 70,000 m 2025 Queensway drill program commenced in May 2025, with approximately 80% of the drilling focused on the AFZ Core area and the remaining 20% focused on exploration targets outside the MRE area. The 2025 Queensway drill program is over 75% complete and is on track to finish all proposed drilling by year-end.

Infill drilling covering the PEA Phase 1 open pits, with the objective of converting resources from inferred to indicated, is ongoing and expected to be completed in Q4/25. Additional ongoing drilling at Queensway includes geotechnical drilling of PEA Phase 1 pits, condemnation drilling for infrastructure and plant siting and hydrogeological drilling, all of which has commenced and is expected to conclude in Q4/25.

Exploration drilling continues at AFZP in the vicinity of Dropkick.

In addition to the 2025 drill program, an excavation program is underway to excavate, map and channel sample near-surface zones of the AFZ Core, with the objective of validating the geological model and collecting detailed analytical information across key zones that will be part of the PEA Phase 1 mine plan. Excavation, mapping and channel sampling of the Lotto zone ('Lotto") is now complete and samples have been sent for analysis. The Lotto excavation has uncovered a 210 m long by 70 m area; results from this work will be released once they are available.

With channel sampling at Keats and Iceberg complete (see the New Found Gold news releases dated September 23, 2024 and December 2, 2024 and September 25, 2025), a 5 m by 5 m definition drilling program covering a 65 m by 30 m area is ongoing at Keats and a 5 m by 5 m definition drilling program covering a 60 m by 45 m area has commenced at Iceberg in late Q4/25.

Table 1: Drill Result Highlights.

DROPKICK

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2317	120.75	130.00	9.25	29.24	45-75	Dropkick
Including	121.10	121.50	0.40	71.09	45-75
Including	122.00	122.90	0.90	73.59	45-75
Including	124.35	124.85	0.50	106.10	45-75
Including	125.65	125.95	0.30	316.61	45-75
NFGC-25-2329	167.35	173.00	5.65	8.64	70-95	Dropkick
Including	168.05	168.95	0.90	33.83	70-95
NFGC-25-2390	68.45	79.55	11.10	20.86	35-65	Dropkick
Including	78.80	79.55	0.75	292.03	35-65
NFGC-25-2394	40.30	58.50	18.20	8.31	35-65	Dropkick
Including	47.00	47.95	0.95	32.54	35-65
Including	54.35	55.00	0.65	125.67	35-65
NFGC-25-2403	9.00	28.00	19.00	4.54	45-75	Dropkick
Including	13.95	14.85	0.90	39.97	45-75
NFGC-25-2408	108.95	137.50	28.55	4.55	60-90	Dropkick
Including	115.75	116.50	0.75	14.04	60-90
Including	121.00	123.00	2.00	20.32	70-95
Including	133.90	135.50	1.60	12.46	45-75
Including	136.55	137.50	0.95	14.80	45-75
NFGC-25-2411	146.65	163.15	16.50	1.35	40-70	Dropkick
NFGC-25-2432	220.60	231.30	10.70	2.96	70-95	Dropkick
NFGC-25-2448	400.70	410.85	10.15	7.20	60-90	Dropkick
Including	401.45	403.35	1.90	25.73	60-90

Blue Jay

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2352	78.00	94.00	16.00	2.94	Unknown	Blue Jay
Including	86.35	87.35	1.00	29.34	Unknown
NFGC-25-2373	239.00	241.00	2.00	84.42	Unknown	Blue Jay
Including	239.45	239.75	0.30	547.81	Unknown

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all 30 drill holes are included in Table 2 and Table 3 below.

Table 2: Summary of composite drill hole results reported in this news release for Dropkick and Blue Jay

DROPKICK

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2317	93.55	100.20	6.65	1.02	20-50	Dropkick
And	120.75	130.00	9.25	29.24	45-75
Including	121.10	121.50	0.40	71.09	45-75
Including	122.00	122.90	0.90	73.59	45-75
Including	124.35	124.85	0.50	106.10	45-75
Including	125.65	125.95	0.30	316.61	45-75
NFGC-25-2329	35.00	41.75	6.75	1.38	50-80	Dropkick
And	100.75	103.00	2.25	1.98	40-70
And	167.35	173.00	5.65	8.64	70-95
Including	168.05	168.95	0.90	33.83	70-95
NFGC-25-2341	200.00	202.00	2.00	1.02	60-90	Dropkick
And	227.00	229.40	2.40	1.45	55-85
NFGC-25-2351	160.20	165.20	5.00	1.28	60-90	Dropkick
And	261.35	263.60	2.25	1.90	70-95
NFGC-25-2359	249.00	251.00	2.00	5.32	60-90	Dropkick
And	284.40	286.40	2.00	1.03	Unknown
NFGC-25-2369	344.00	346.00	2.00	6.72	50-80	Dropkick
Including	344.00	345.00	1.00	13.43	50-80
And	360.50	362.90	2.40	1.73	70-95
NFGC-25-2379	159.80	161.95	2.15	2.52	45-75	Dropkick
And	253.95	263.30	9.35	1.96	70-95
Including	257.40	257.70	0.30	19.91	70-95
NFGC-25-2390	31.35	33.45	2.10	1.44	20-50	Dropkick
And	68.45	79.55	11.10	20.86	35-65
Including	78.80	79.55	0.75	292.03	35-65
And	140.40	143.00	2.60	1.01	70-95
NFGC-25-2394	31.20	33.25	2.05	2.14	40-70	Dropkick
And	40.30	58.50	18.20	8.31	35-65
Including	47.00	47.95	0.95	32.54	35-65
Including	54.35	55.00	0.65	125.67	35-65
And	63.70	66.35	2.65	4.78	45-75
And	116.70	119.00	2.30	1.08	Unknown
And	171.65	174.95	3.30	4.22	65-95
Including	171.65	172.10	0.45	14.51	65-95
NFGC-25-2400	15.75	17.95	2.20	1.33	Unknown	Dropkick
And	52.50	57.55	5.05	1.11	10-40
And	119.75	124.30	4.55	2.31	70-95
NFGC-25-2403	9.00	28.00	19.00	4.54	45-75	Dropkick
Including	13.95	14.85	0.90	39.97	45-75
And	138.05	140.85	2.80	1.23	65-95
NFGC-25-2408	108.95	137.50	28.55	4.55	60-90	Dropkick
Including	115.75	116.50	0.75	14.04	60-90
Including	121.00	123.00	2.00	20.32	70-95
Including	133.90	135.50	1.60	12.46	45-75
Including	136.55	137.50	0.95	14.80	45-75
And	143.00	145.00	2.00	1.62	45-75
And	162.00	164.00	2.00	1.40	70-95
And	202.00	204.00	2.00	1.63	70-95
NFGC-25-2411	118.00	120.00	2.00	1.46	45-75	Dropkick
And	146.65	163.15	16.50	1.35	40-70
And	243.90	246.80	2.90	4.19	50-80
Including	243.90	244.50	0.60	17.69	50-80
NFGC-25-2417	174.10	181.20	7.10	1.98	70-95	Dropkick
And	187.05	194.15	7.10	1.18	55-85
NFGC-25-2422	241.80	246.80	5.00	2.59	70-95	Dropkick
NFGC-25-2429	223.00	225.00	2.00	1.19	65-95	Dropkick
NFGC-25-2432	220.60	231.30	10.70	2.96	70-95	Dropkick
And	280.05	283.80	3.75	4.34	70-95
NFGC-25-2448	391.90	394.55	2.65	1.55	60-90	Dropkick
And	400.70	410.85	10.15	7.20	60-90
Including	401.45	403.35	1.90	25.73	60-90
And	426.55	431.15	4.60	1.07	Unknown
NFGC-25-2452	318.60	321.00	2.40	1.45	Unknown	Dropkick

Blue Jay

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	True Width (%)	Zone
NFGC-25-2339	78.00	82.25	4.25	2.09	Unknown	Blue Jay
NFGC-25-2352	78.00	94.00	16.00	2.94	60-90	Blue Jay
Including	86.35	87.35	1.00	29.34	60-90
NFGC-25-2357	151.65	154.20	2.55	1.21	65-95	Blue Jay
NFGC-25-2363	95.65	98.05	2.40	3.07	55-85	Blue Jay
NFGC-25-2373	239.00	241.00	2.00	84.42	70-95	Blue Jay
Including	239.45	239.75	0.30	547.81	70-95
NFGC-25-2380	194.00	196.25	2.25	1.23	Unknown	Blue Jay
NFGC-25-2386	197.00	199.00	2.00	1.15	Unknown	Blue Jay
And	240.40	242.40	2.00	4.20	70-95
NFGC-25-2397	156.20	158.40	2.20	1.13	50-80	Blue Jay
And	280.50	283.90	3.40	1.11	60-90
NFGC-25-2404	45.20	47.60	2.40	1.01	Unknown	Blue Jay
And	177.70	183.00	5.30	1.02	55-85
And	209.00	211.30	2.30	1.19	35-65
NFGC-25-2414	16.30	19.15	2.85	1.01	Unknown	Blue Jay
And	140.45	143.00	2.55	1.45	70-95
And	150.50	152.80	2.30	1.88	70-95
NFGC-25-2419	214.30	216.45	2.15	1.17	Unknown	Blue Jay
And	237.00	239.90	2.90	1.50	Unknown

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this news release.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-25-2317	120	-45	251	663126	5438026	Dropkick
NFGC-25-2329	120	-45	227	663132	5437969	Dropkick
NFGC-25-2339	297	-45	362	662387	5436396	Blue Jay
NFGC-25-2341	120	-45	284	663086	5437948	Dropkick
NFGC-25-2351	120	-45	320	663040	5437928	Dropkick
NFGC-25-2352	300	-45	278	662434	5436485	Blue Jay
NFGC-25-2357	300	-45	278	662487	5436570	Blue Jay
NFGC-25-2359	120	-45	389	662982	5437965	Dropkick
NFGC-25-2363	300	-45	332	662469	5436639	Blue Jay
NFGC-25-2369	120	-45	419	662972	5438020	Dropkick
NFGC-25-2373	300	-45	323	662596	5436458	Blue Jay
NFGC-25-2379	120	-45	356	663058	5438105	Dropkick
NFGC-25-2380	294	-51	317	662597	5436458	Blue Jay
NFGC-25-2386	306	-49.5	338	662597	5436459	Blue Jay
NFGC-25-2390	109	-45	212	663151	5438011	Blue Jay
NFGC-25-2394	118	-46.5	236	663143	5437996	Blue Jay
NFGC-25-2397	300	-45	329	662690	5436521	Blue Jay
NFGC-25-2400	108	-48.5	194	663181	5438021	Dropkick
NFGC-25-2403	120	-45	185	663171	5438002	Dropkick
NFGC-25-2404	300	-45	422	662556	5436592	Blue Jay
NFGC-25-2408	122	-46.5	275	663119	5438007	Dropkick
NFGC-25-2411	101	-47.5	272	663088	5437950	Dropkick
NFGC-25-2414	300	-45	389	662497	5436490	Blue Jay
NFGC-25-2417	110	-45	266	663078	5438002	Dropkick
NFGC-25-2419	300	-45	335	662552	5436358	Blue Jay
NFGC-25-2422	108	-46	293	663031	5437984	Dropkick
NFGC-25-2429	120	-45	410	662954	5437834	Dropkick
NFGC-25-2432	128	-45	338	663070	5438059	Dropkick
NFGC-25-2448	120	-45	449	662812	5437773	Dropkick
NFGC-25-2452	300	-45	398	663539	5438239	Dropkick

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the Project that covers a +110 km strike extent along two prospective fault zones.

On September 5, 2025 the Company announced it had entered into a definitive agreement with Maritime Resources Corp. to acquire all of the outstanding and issued shares that it does not already own (see news release dated September 5, 2025). On September 8, 2025, the Company announced it had entered into a Property Purchase Agreement with Exploits Discover Corp. that would provide New Found Gold with a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the "Claims") (see news release dated September 8, 2025). The Claims adjoin New Found Gold's Queensway and would increase the size of the Project by up to 33%, to a total of 234,050 hectares.

New Found Gold has a new management team in place, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the current drill programs and the timing, results and interpretation and use of such results; future drill programs and the timing thereof; the excavation program and the timing and results thereof; future exploration and the objectives and timing thereof, including future drilling and excavation; exploration, drilling and mineralization at Queensway; the extent of mineralization and the discovery of zones of high-grade gold mineralization; the potential conversion of mineral resources; potential resource expansion; a mineral resource update and the timing thereof; the transactions with Maritime Resources Corp. and Exploits Discovery Corp. (the "Transactions") and the merits and advantages of such Transactions; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, risks associated with obtaining the required approvals for the Transactions and satisfying the other conditions to the Transactions, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.